                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS


   PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES AND EXCHANGE ACT OF 1934



                            PAGEACTIVE HOLDINGS, INC.
                            -------------------------
             (Exact name of registrant as specified in its charter)



        NEVADA                                           88-0292249
--------------------------------------------------------------------------------
(State of organization)                     (I.R.S. Employer Identification No.)


318 N. CARSON ST., #208, CARSON CITY, NV 89701
--------------------------------------------------------------------------------
(Address of principal executive offices)

Registrant's telephone number, including area code (954) 474-8177

Registrant's Agent: ParaCorp Incorporated, 318 N. Carson St., #208, Carson City,
                    NV 89701

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

               Common Stock, $0.001 par value per share

               Preferred Stock, $0.001 par value per share

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

BACKGROUND


PageActive Holdings, Inc. (the "Company") is a Nevada corporation formed on December 18, 1992. Its principal place of business is located at 318 N. Carson St., #208, Carson City, NV 89701. The Company was originally incorporated as The Flintlock Company. Later it was necessary for the Company to change its name to The Old American Flintlock Company when it was reinstated on January 9, 1996. Then, on February 12, 1998, the Company changed its name to American Flintlock Company. The latest change occurred on May 18, 1999, when the Company once again changed its name to Page Active Holdings, Inc. in anticipation of its new business plan as discussed herein. The Company has been in the developmental stage since inception and has no operating history other than organizational matters.

The Company was incorporated by Mr. Lewis Eslick, who was a former director, officer, and shareholder of the Company. Mr. Eslick was an officer and director of the Company from December 18, 1992 through February 16, 1998 and a shareholder from December 18, 1992 through March 11, 1993. He no longer holds any position with the Company, and holds none of the Company's stock.

Initially, shares of common stock of the Company were issued to Mr. Lewis Eslick and Mrs. Leslie Eslick, both of whom constituted the original board of the Company. Mrs. Eslick was issued 1,950,000 shares of common stock, while Mr. Eslick received 2,150,000 shares. On March 11, 1993, Mr. Eslick sold his shares to six friends and business acquaintances in transactions exempt from registration pursuant to section 4(1) of the Securities Act of 1933, as amended (the "Act"). During July 1993, three of those individuals sold or gifted shares to a total of 30 individuals in transactions that were also exempt from registration pursuant to section 4(1). Beginning in July, 1999 to October, 1999, the shareholders made a series of transfers, which resulted in 1,120 shareholders, as of October 4, 1999. These 1999 transfers were made in open-market transactions on the OTC-Bulletin Board. As of the date of this Registration Statement, the Company has 1,207 shareholders.


Originally, the Company's Articles of Incorporation authorized 5,000,000 shares of Common Stock with a par value of $0.001 per share, and 1,000,000 shares of Preferred Stock with a par value of $0.001 per share. On February 12, 1998, the Company amended its Articles of Incorporation to increase the authorized capital stock to 50,000,000 shares of Common Stock with the same par value, and 10,000,000 shares of Preferred Stock with the same par value.


Upon her resignation from all positions with the Company and agreement, the Company cancelled the certificate issued to Mrs. Leslie Eslick for the 1,950,000 restricted shares on May 14, 1999, which made the then issued and outstanding stocks 2,150,000. This decision was later ratified by the Company on June 8, 1999. On May 18, 1999, Company approved a forward stock split to be applied to the 2,150,000 issued and outstanding shares on a 5:1 basis, increasing the total issued and outstanding shares to 10,750,000.

In May 1999, the Company raised $418,946 through the private sale of 8,378,920 shares to one entity at a purchase price of $0.05 per share. The shares have no registration rights and were issued in accordance with Rule 144. There are currently 19,128,920 shares issued and outstanding, of which 9,378,920 shares are restricted securities under Rule 144.

On June 8, 1999, the Company designated 5,000,000 shares of the preferred stock as Series "A." The Series "A" preferred stock is entitled to eleven votes, noncumulative dividends as determined by the board, is not entitled to any distributions of the assets of the Company in the event of any liquidation, dissolution, or winding up, and will have limited registration rights. None of the Series "A" has been issued.


The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules, and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions.


BUSINESS OF THE COMPANY

The Company's plan is to seek, investigate, and if such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms desiring the perceived advantages of a publicly held corporation. At this time, the Company has no plan, proposal, agreement, understanding, or arrangement to acquire or merge with any specific business or company, and the Company has not identified any specific business or company for investigation and evaluation. Management is actively seeking acquisition candidates. The Company will not restrict its search to any specific business, industry, or geographical location, and may participate in business ventures of virtually any kind or nature. Discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to restrict the Company's virtually unlimited discretion to search for and enter into a business combination.

The Company may seek a combination with a firm which only recently commenced operations, or a developing company in need of additional funds to expand into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital which is perceived to be easier to raise by a public company. In some instances, a business opportunity may involve acquiring or merging with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. The Company may purchase assets and establish wholly-owned subsidiaries in various businesses or purchase existing businesses as subsidiaries.

Selecting a business opportunity will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly-traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders, and other items. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Management believes that the Company may be able to benefit from the use of "leverage" to acquire a target company. Leveraging a transaction involves acquiring a business while incurring significant indebtedness for a large percentage of the purchase price of that business. Through leveraged transactions, the Company would be required to use less of its available funds to acquire a target company and, therefore, could commit those funds to the operations of the business, to combinations with other target companies, or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the acquired business. If that business is not able to generate sufficient revenues to make payments on the debt incurred by the Company to acquire that business, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that the Company must commit to acquire a business, may correspondingly increase the risk of loss to the Company. No assurance can be given as to the terms or availability of financing for any acquisition by the Company. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates, because the investment in the business held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which the Company may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of the Company. It is not possible at this time to predict the restrictions, if any, which lenders may impose, or the impact thereof on the Company.

The Company has insufficient capital with which to provide the owners of businesses significant cash or other assets. Management believes the Company will offer owners of businesses the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the businesses will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. The Company will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing financial statements, agreements, and related reports and documents. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a businesses. The Company does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties.

The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

SOURCES OF OPPORTUNITIES

The Company will seek a potential business opportunities from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that the Company will engage professional firms specializing in business acquisitions or reorganizations.

Management will rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors, other than the Company's legal counsel and accountants, will be utilized by the Company to effectuate its business purposes described herein. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future.

As is customary in the industry, the Company may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 10% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 10% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing a transaction to the Company. While the Company presently has no agreements to pay finder's fees, it may in the future enter into such agreements and may pay finder's fees in cash or securities (equity or debt).

The payment of a finder's fee could become a factor in negotiations for an acquisition. Further, the payment of a finder's fee could present conflicts of interest if that payment is made to an affiliate of the Company or an affiliate of the company to be acquired.


The Company will not have sufficient funds to undertake any significant development, marketing, and manufacturing of any products which may be acquired. Accordingly, if it acquires the rights to a product, rather than entering into a merger or acquisition, it most likely would need to seek debt or equity financing or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or to interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.


At this time, the Company does not plan on using any notices or advertisements in its search for business opportunities.


EVALUATION OF OPPORTUNITIES

The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of the Company. Management intends to concentrate on identifying prospective business opportunities which may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider, among other factors, such matters as the opportunity's:

     1.   available technical, financial and managerial resources;

     2.   working capital and other financial requirements;

     3.   history of operation, if any;

     4.   prospects for the future;

     5.   present and expected competition;

     6. quality and experience of management services which may be available and the depth of that management;

     7.   potential for further research, development or exploration;

     8. specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company;

     9.   the potential for growth or expansion;

     10.  potential for profit;

     11. perceived public recognition or acceptance of products, services or trades; and

     12.  name identification and/or branding.

Management will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors.

Opportunities in which the Company participates will present certain risks, many of which cannot be identified adequately prior to selecting a specific opportunity. The Company's shareholders must, therefore, depend on Company management to identify and evaluate such risks. Promoters of some opportunities may have been unable to develop a going concern or may present a business in its development stage (in that it has not generated significant revenues from its principal business activities prior to the Company's participation). Even after the Company's participation, there is a risk that the combined enterprise may not become a going concern or advance beyond the development stage. Other opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by the Company and, therefore, its shareholders.

The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention as well as substantial costs for accountants, attorneys, and others. If a decision is made not to participate in a specific business opportunity, the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss by the Company of the related costs incurred.

There is the additional risk that the Company will not find a suitable target. Management does not believe the Company will generate revenue without finding and completing a transaction with a suitable target company. If no such target is found, therefore, no return on an investment in the Company will be realized, and there will not, most likely, be an active market for the Company's stock.

ACQUISITION OF OPPORTUNITIES

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise, or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. Once a transaction is complete, it is possible that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders.

It is anticipated that securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's Common Stock may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

The manner in which the Company participates in an opportunity with a target company will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management.

With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company which the target company's shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will, in all likelihood, hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders, including purchasers in this offering.

Management may advance funds which shall be used by the Company in identifying and pursuing agreements with target companies. Management anticipates that these funds will be repaid from the proceeds of any agreement with the target company, and that any such agreement may, in fact, be contingent upon the repayment of those funds.


The Company presently has no plans, proposals, arrangements, or understandings for the sale or issuance of additional securities by the Company prior to the location of an acquisition or merger candidate. Additionally, the Company will not borrow funds and use the proceeds to make payments to any promoters or management of the Company or their affiliates or associates.


INTELLECTUAL PROPERTY

None.

NEEDED GOVERNMENTAL APPROVALS

The Company is not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, and laws or regulations directly applicable to access to online commerce.

COMPETITION

The Company is an insignificant participant among firms which engage in business combinations with, or financing of, development-stage enterprises. There are many established management and financial consulting companies and venture capital firms which have significantly greater financial and personal resources, technical expertise and experience than the Company. In view of the Company's limited financial resources and management availability, the Company will continue to be at significant competitive disadvantage vis-a-vis the Company's competitors.

EMPLOYEES


The Company's only employee at the present time is Earl T. Shannon, its President, Secretary, and Treasurer. Mr. Shannon is also a director of the Company. The Company believes that its employee relationships are satisfactory. Long term, the Company will attempt to hire additional employees as needed based on its growth rate.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements of the Company included herewith.

OVERVIEW.

The Company has had no operations nor revenues since its inception.

PLAN OF OPERATION - GENERAL




The primary activity of the Company currently involves seeking a company or companies that it can acquire or with whom it can merge. The Company has not selected any company as an acquisition target or merger partner and does not intend to limit potential candidates to any particular field or industry, but does retain the right to limit candidates, if it so chooses, to a particular field or industry. The Company's plans are in the conceptual stage only. As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity.

The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules, and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan.


Mr. Shannon's salary is being paid with the funds raised in the Company's May 1999 private offering. As discussed in Liquidity and Capital Resources below, the Company will need to raise additional capital in the next twelve months to support its operations, including Mr. Shannon's salary.


REGULATION AND TAXATION

The Investment Company Act of 1940 defines an "investment company" as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading securities. While the Company does not intend to engage in such activities, the Company may obtain and hold a minority interest in a number of development stage enterprises. The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood the Company could be classified as an "investment company".

The Company intends to structure a merger or acquisition in such manner as to minimize Federal and state tax consequences to the Company and to any target company.

RESULTS OF OPERATIONS

The following table set forth, for the last two fiscal years, as well as cumulative from inception, selected financial information for the Company. The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises." The Company is devoting substantially all of its present efforts to establish a new business and its planned principal operations have not yet commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

------------------------------- ------------------------- -------------------------- ------------------------------
                                       Year Ended                Year Ended          Period from Inception
                                   December 31, 1999          December 31, 1998      (December 18, 1992) to
                                                                                     December 31, 1999
------------------------------- ------------------------- -------------------------- ------------------------------
Net revenue                     $-0-                      $  -0-                     $    -0-
------------------------------- ------------------------- -------------------------- ------------------------------
Cost of revenue                 $-0-                      $  -0-                     $    -0-
------------------------------- ------------------------- -------------------------- ------------------------------
Gross profit                    $-0-                      $  -0-                     $    -0-
------------------------------- ------------------------- -------------------------- ------------------------------
General and                     $93,368                   $960                       $98,989
administrative expenses
------------------------------- ------------------------- -------------------------- ------------------------------
Net loss                        $(93,368)                 $(960)                     $(98,989)
------------------------------- ------------------------- -------------------------- ------------------------------
Net loss per share,             $(0.01)                   $-0-                       $(0.01)
basic and diluted
------------------------------- ------------------------- -------------------------- ------------------------------
Weighted average                16,436,763                11,250,000                 16,436,763
shares outstanding, basic and
diluted
------------------------------- ------------------------- -------------------------- ------------------------------

FISCAL YEAR ENDED DECEMBER 31, 1999 AS COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1998

REVENUES

The Company had no revenues for the fiscal years ended December 31, 1999 and December 31, 1998.

GENERAL AND ADMINISTRATIVE EXPENSES

The Company incurred costs of $93,368 for the fiscal year ended December 31, 1999 as compared to costs of $960 for the fiscal year ended December 31, 1998. The increase in costs is the result of ramping up the Company which was dormant in 1998. The 1999 costs consist of the following: advertising and marketing:
$1,675; non-cash compensation: $20,000; auto expenses: $4,413; payroll: $35,000; payroll taxes: $3,150; professional fees: $30,568; travel and entertainment:
$3,329; less interest income of $(4,767).

NET LOSS

As the Company had no revenues and only expenses in 1999 and 1998, the net loss for each year, consisting entirely of the expenses of the Company, was $93,368 for the fiscal year ended December 31, 1999 and $960 for the fiscal year ended December 31, 1998.

LIQUIDITY AND CAPITAL RESOURCES

In May 1999, the Company raised $418,946 through the private sale of the 8,378,920 shares to one entity at a purchase price of $0.05 per share. This private offering is exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

The Company will need to raise additional capital in the next twelve months to support its operations. This capital may be raised privately or publicly. As of the date of this document, the Company has no commitments for raising additional financing.

At December 31, 1999, the Company had outstanding current liabilities of $9,106, consisting of accrued expenses.

The Company does not believe that inflation has had a significant impact on its operations since inception of the Company.


The statements contained in this section include projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Act, and Section 21E of the Exchange Act. All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in these statements.


ITEM 3. DESCRIPTION OF PROPERTY

The Company neither owns nor leases any real property at this time. The Company does have the use of a limited amount of office space from its Resident Agent, Paracorp Incorporated, located at 318 N. Carson St., #208, Carson City, NV 89701, at no cost to the Company, and management expects this arrangement to continue. The Company pays its own charges for long distance telephone calls and other miscellaneous secretarial, photocopying, and similar expenses. This is a verbal agreement between the Resident Agent and the Board of Directors. Neither Paracorp Incorporated nor any of its officers or directors serve as officers or directors of the Company, or are holders of 5% or more of the Company's common stock.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of the date of this Prospectus by:
(i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (ii) each officer and director of the Company, and (iii) all directors and officers as a group.


                      NAME/ADDRESS                                SHARES BENEFICIALLY
TITLE OF CLASS        OF OWNER                                    OWNED                     PERCENTAGE OWNERSHIP

Common                Earl T. Shannon                                   500,0001                      3%
                      P.O. Box 7650
                      Ft. Lauderdale, FL 33338-7650

Common                Ronald W. Tupper                                        -0-                    -0-
                      P.O. Box 11587,
                      Bainbridge Island, WA 98110

Common                Matthew Gilbert                                         -0-                    -0-
                      110 NE 16th Terrace
                      Ft. Lauderdale, FL 33301

All officers and directors as a group (3 people)                         500,000                      3%

Common                Bekam Investments Ltd.
                      9461 Charleville Boulevard                       8,378,920                     44%
                      Suite 615
                      Beverly Hills, CA 90212

-----------------------
1 Consisting of 500,000 options to purchase shares of common stock of the Company exercisable at $0.01 per share until May 20, 2004.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors.

There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person.

Information as to the directors and executive officers of the Company is as follows:


NAME/ADDRESS                                     AGE            POSITION

Earl T. Shannon                                  33             President/Secretary/Treasurer/Director
P.O. Box 7650
Ft. Lauderdale, FL 33338-7650

Ronald W. Tupper                                 68             Director
P.O. Box 11587,
Bainbridge Island, WA 98110

Matthew Gilbert                                  30             Director
110 NE 16th Terrace
Ft. Lauderdale, FL 33301

EARL T. SHANNON; PRESIDENT/SECRETARY/TREASURER/DIRECTOR. Earl T. Shannon has been Officer and Director of the Company since June 8, 1999. From January 1997 and continuing through the present, Mr. Shannon has been the President of Winthrop Venture Management, Inc., an investment management company based in Fort Lauderdale, Florida. Winthrop Venture Management, Inc. is also the General Partner of the Winthrop Venture Fund, Ltd., a private investment fund. From November 1988 and continuing through the present, Mr. Shannon is President of Esha, Inc.

RONALD W. TUPPER; DIRECTOR. Ronald W. Tupper has been a Director of the Company since June 8, 1999. Mr. Tupper has been retired for at least the past five years, in which he devotes his time to investing. Prior to his retirement, Mr. Tupper has been an investor with a background of experience in a variety of areas including plastics manufacturing, the music licensing business, retail clothing, and banking. He was also involved in several federal anti-poverty programs including the establishing of Head Start programs on Indian reservations. After receiving his Ph.D in educational psychology he worked with children with disabilities in the public schools and later went into private practice specializing in child and family problems.

MATTHEW GILBERT; DIRECTOR. Matthew Gilbert has been a Director of the Company since June 8, 1999. From May 1999 and continuing through the present, Mr. Gilbert has been the Chairman and CEO of Broadbandit, Inc., an internet marketing communications firm based in Ft. Lauderdale, Florida. In December 1997, he was hired to build the interactive media arm of Young & Rubicam in Asia, as Founder, Vice-President and Regional Director of Brand Dialogue, based in Singapore. In February 1997, he joined Wit Capital, a start-up company seeking to "level the investment playing field" by partnering with large investment banks to offer IPO shares to the public, where he helped set up and market the world's "first full-service investment bank and brokerage on the internet." From 1994 through 1996, he was Vice-President for DMB&B Inc., a national interactive company which produces multimedia marketing assignments.

BLANK CHECK EXPERIENCE


None of the officers or directors have experience with blank-check companies. The current officers and directors of the Company are not involved in any other current blank check offerings nor have the current officers and directors of the Company been involved in any blank check offerings in the past.


FAMILY RELATIONSHIPS


Mr. Earl T. Shannon, President, Secretary, Treasurer, and a Director of the Company, is the nephew of Mr. Ronald W. Tupper, a Director of the Company. There are no other family relationships between any of the officers and directors of the Company.


COMMITTEES OF THE BOARD OF DIRECTORS

The Company's Board of Directors has not established any committees.

CONFLICTS OF INTEREST

Insofar as the officers and directors are engaged in other business activities, the officers and directors of the Company may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director.


The current officers and directors have no present plans to work with or promote any other blank check entities.


INVESTMENT COMPANY ACT OF 1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

ITEM 6. EXECUTIVE COMPENSATION.


The Company has entered into an Employment Agreement with Mr. Earl T. Shannon, the Director and sole Officer, who is also the only employee of the Company. Within the terms of the Agreement, the Company shall pay Mr. Shannon a yearly salary, as noted in the table below, as well as a stock option right to purchase up to 500,000 shares of common stock of the Company for $0.01 per share. Mr. Shannon is to devote a reasonable amount of his time and attention to the Company. Mr. Shannon's salary is being paid with the funds raised in the Company's May 1999 private offering.

                           Summary Compensation Table
--------------------------------------------------------------------------------

                                        ANNUAL COMPENSATION                      LONG TERM COMPENSATION
                                     ---------------------------------------------------------------------------------
                                                                            AWARDS                          PAYOUTS
                                                                            ------------------------------------------
                                                                                            SECURITIES
                                                                OTHER       RESTRICTED      UNDERLYING      LTIP        ALL
                                                                ANNUAL      STOCK AWARDS    OPTIONS /       PAYOUTS     OTHER
NAME AND POSITION             YEAR   SALARY ($)    BONUS ($)    COMP. ($)   ($)             SARS (#)        ($)         COMP. ($)
---------------------------------------------------------------------------------------------------------------------------------
Earl T. Shannon, President,
Secretary and Treasurer       1999       $60,000(2)     -0-         -0-          -0-               500,000       -0-       -0-

----------------
(2) Under the terms of the Employment Agreement, the Company is obligated to pay Mr. Earl T. Shannon a reasonably monthly automobile allowance as well as paying for the reasonable costs of medical insurance coverage on behalf of Mr. Shannon.



                     OPTION /SAR GRANTS IN LAST FISCAL YEAR
                                INDIVIDUAL GRANTS
--------------------------------------------------------------------------------

                                                             PERCENT OF TOTAL OPTIONS
                                     NUMBER OF SECURITIES        / SARS GRANTED TO        EXERCISE OR
                                     UNDERLYING OPTIONS /    EMPLOYEES IN LAST FISCAL      BASE PRICE
NAME                                   SARS GRANTED (#)                YEAR                  ($/SH)       EXPIRATION DATE
Earl T. Shannon, President and
Director                                  500,000                          100%         $.01/sh           May 20, 2004

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock, $0.001 par value per share, of which 19,128,920 are issued and outstanding. The shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

Management is not aware of any circumstances in which additional shares of any class or series of the Company's stock would be issued to management or promoters, or affiliates or associates of either.

PREFERRED STOCK

The Company's Articles of Incorporation authorizes the issuance of 10,000,000 shares of preferred stock, $0.001 par value per share, none of which have been issued. The Company currently has no plans to issue any preferred stock. The Company's Board of Directors has the authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of common stock; however no preferred stock may be issued with rights equal or senior to the preferred stock without the consent of a majority of the holders of then-outstanding preferred stock.

The Company considers it desirable to have preferred stock available to provide increased flexibility in structuring possible future acquisitions and financings, and in meeting corporate needs which may arise. If opportunities arise that would make the issuance of preferred stock desirable, either through public offering or private placements, the provisions for preferred stock in the Company's Certificate of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the common stock which would result in dilution of the income per share and net book value of the common stock. Issuance of additional common stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factor existing at the time of issuance. Therefore it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company's common stock or any other series of preferred stock which the Company may issue. The Board of Directors does not have any specific plan for the issuance of preferred stock at the present time, and does not intend to issue any preferred stock at any time except on terms which it deems to be in the best interest of the Company and its shareholders.

The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of Nevada law could delay or make more difficult a merger, tender offer, or proxy contest involving the Company. While such provisions are intended to enable the Board of Directors to maximize shareholder value, they may have the effect of discouraging takeovers which could be in the best interests of certain shareholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future.

On June 8, 1999, the Company designated 5,000,000 shares of the preferred stock as Series "A." The Series "A" preferred stock is entitled to eleven votes, noncumulative dividends as determined by the board, is not entitled to any distributions of the assets of the Company in the event of any liquidation, dissolution, or winding up, and will have limited registration rights. None of the Series "A" has been issued.


SHARES ELIGIBLE FOR FUTURE SALE

Of the 19,128,920 shares of Common Stock issued and outstanding as of the date of this document, 9,378,920 shares are "restricted securities" as that term is defined under Rule 144 promulgated under the Act, and will become eligible for sale in the public market subject to the provisions of Rule 144. In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period may sell restricted securities in ordinary brokerage transactions or in transactions directly with a market maker within any three-month period limited to a number of shares which does not exceed the greater of one percent of the Company's then-outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits the sale (without any quantity limitations) of "restricted securities " by a person who is not an affiliate of the issuer and who has satisfied a two-year holding period. Future sales of such shares could have an adverse effect on the market price of the Common Stock of the Company.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.


A. MARKET INFORMATION

The Company's common stock began being quoted on the over-the-counter bulletin board system under the symbol "AFLK" on October 7, 1998. The Company's stock symbol was changed to "PAHI" concurrent with the Company's name change on approximately May 20, 1999. On August 1, 1999, the Company's common stock began being quoted on the over-the-counter "Pink Sheets."

The following table sets forth the high ask and low bid prices for the Company's common stock as reported on the OTC Bulletin Board until August 1, 1999, and as reported on the Pink Sheets after August 1, 1999.

The prices below reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions:

    Period Reported                        High Ask    Low Bid

    Quarter ended September 30, 1999(3)    $   20.00   $   0.50
    Quarter ended December 31, 1999        $    1.50   $   0.25
    Quarter ended March 31, 2000           $    1.00   $   0.15
    Quarter ended June 30, 2000            $    0.50   $   0.14

------------
(3)  Price statistics are not available for the full period.


On August 9, 2000, the high ask price for the Company's common stock was $0.41 and the low bid was $0.16.


Management is not aware of any firms that currently make a market for the Company's securities.

B. HOLDERS


As of August 9, 2000 there were approximately 1,207 holders of Company Common Stock, as reported by our transfer agent.


C. DIVIDENDS

The Company has not paid any dividends on its Common Stock. The Company intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS.

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.


The Registrant terminated Barry L. Friedman, P.C., Certified Public Accountant, as its principal accountant as of March 1, 2000 ("Barry L. Friedman"). The principal accountant's report on the financial statements of the Registrant contained no adverse opinion or a disclaimer of opinion, or was qualified nor modified as to uncertainty, audit scope, or accounting principles, other than a going concern opinion. The termination of Barry L. Friedman was approved by the Board of Directors.

During the Registrant's two most fiscal years and any subsequent interim period preceding such registration, declination, or dismissal, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. There is nothing to report under Item 304 (a) (1) (v) (A) through (D).

A copy of this disclosure was sent to Barry L. Friedman and a letter from Barry
L. Friedman stating that he agrees with the disclosures contained herein is attached to the Registration Statement as Exhibit 16.

The Registrant has engaged the firm of Stonefield Josephson, Inc., 1620 26th Street, Suite 400 South, Santa Monica, California, 90404, as its new accounting firm.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

With respect to the sales made, the Registrant relied on Section 4(2) of the Act. No advertising or general solicitation was employed in offering the shares. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted.


Of the 19,128,920 shares issued and outstanding, 9,378,920 shares are restricted and may not be sold other than pursuant to a registration statement being in effect, pursuant to an exemption from registration, or in accordance with Rule
144. In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

                                    PART F/S

     The following financial statements are included herein:

Independent Auditors' Report, dated February 25, 2000

Balance Sheet of the Company as of December 31, 1999 (audited)

Statements of Operations of the Company for the fiscal year ended December 31, 1999, the fiscal year ended December 31, 1998, and from inception on December 18, 1992 to December 31, 1999(audited)

Statement of Stockholders' Equity (Deficit) from inception to December 31, 1999 (audited)

Statement of Cash Flows of the Company for the fiscal year ended December 31, 1999, the fiscal year ended December 31, 1998, and from inception on December 18, 1992 to December 31, 1999(audited)

Notes to Financial Statements

Predecessor Accountant's Financial Statements:

Independent Auditors' Report, dated October 25, 1999

Balance sheet as of September 30, 1999 and December 31, 1998

Statement of Operations for the three months and nine months ended September 30, 1999 and 1998, the years ended December 31, 1998 and 1997, and the period from December 18, 1992 (inception) through September 30, 1999.

Statement of Changes in Stockholders' Equity.

Statement of Cash Flow for the three months and nine months ended September 30, 1999 and 1998, the years ended December 31, 1998 and 1997, and the period from December 18, 1992 (inception) through September 30, 1999.

Notes to Financial Statements.

                                    PART III

ITEM 1.           INDEX TO EXHIBITS


3.1      Articles of Incorporation, dated December 18, 1992*

3.2      Amendment to Articles of Incorporation, dated October 31, 1996*

3.3      Amendment to Articles of Incorporation, dated February 12, 1998*

3.4      Amendment to Articles of Incorporation, dated May 18, 1999*

3.5      By-Laws, dated December 18, 1992*

10 Employment Agreement between the Company and Earl T. Shannon, dated May 20, 1999*

13       Form 10-QSB, Quarterly Report for the Period Ended June 30, 2000

16       Letter from Barry L. Friedman

24       Power of Attorney (See Signature Page)

27       Financial Data Schedule

*        Previously filed

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      PAGEACTIVE HOLDINGS, INC.



                                      By: *
                                          --------------------------------------
                                          Earl T. Shannon, President, Secretary,
                                          Treasurer, and Director

                                                 POWER OF ATTORNEY

         Each person whose signature appears appoints Earl T. Shannon as his agent and attorney-in-fact, with full power of substitution to execute for him and in his name, in any and all capacities, all amendments (including post-effective amendments) to this Registration Statement to which this power of attorney is attached. In accordance with the requirements of the Securities Exchange Act of 1934, this Registration Statement was signed by the following persons in the capacities and on the dates stated.


Signature                                       Title                                        Date

*                                               President, Secretary, Treasurer,        August 11, 2000
---------------------------------------         Director
Earl T. Shannon


*                                               Director                                August 11, 2000
---------------------------------------
Ronald W. Tupper


*                                               Director                                August ,11 2000
---------------------------------------
Matthew Gilbert



*By: /s/  Earl T. Shannon
     ---------------------------------
     Earl T. Shannon, Attorney in Fact

                            PAGEACTIVE HOLDINGS, INC.

                 (FORMERLY KNOWN AS AMERICAN FLINTLOCK COMPANY)

                        (A DEVELOPMENT STAGE ENTERPRISE)



                              FINANCIAL STATEMENTS



                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                    CONTENTS

                                                                         PAGE
                                                                         ----
INDEPENDENT AUDITORS' REPORT                                               1

FINANCIAL STATEMENTS:

  Balance Sheet                                                            2

  Statements of Operations                                                 3

  Statement of Stockholders' Equity (Deficit)                              4

  Statements of Cash Flows                                                 5

  Notes to Financial Statements                                           6-9

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
PageActive Holdings, Inc.
Fort Lauderdale, Florida


We have audited the accompanying balance sheet of PageActive Holdings, Inc., (a development stage enterprise) as of December 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 1998 and for the year then ended, were audited by other auditors whose report dated October 25, 1999, included an explanatory paragraph which expressed substantial doubt about the Company's ability to continue as a going concern.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PageActive Holdings, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



/s/ Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS
Santa Monica, California
February 25, 2000

                            PAGEACTIVE HOLDINGS, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)



                        BALANCE SHEET - DECEMBER 31, 1999


                                     ASSETS
CURRENT ASSETS -
  cash                                                                            $      353,163
                                                                                  ==============



                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES -
  accrued expenses                                                                $        9,106

STOCKHOLDERS' EQUITY:
  Preferred stock; $0.001 par value, 10,000,000 shares
    authorized, no shares issued and outstanding              $             -
  Common stock; $0.001 par value, 50,000,000 shares
    authorized, 19,128,920 shares issued and outstanding               10,529
  Additional paid-in capital                                          432,517
  Deficit accumulated during development stage                        (98,989)
                                                              ---------------

          Total stockholders' equity                                                     344,057
                                                                                  --------------
                                                                                  $      353,163
                                                                                  ==============



See accompanying independent auditors' report and notes to financial statements.

                            PAGEACTIVE HOLDINGS, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF OPERATIONS


                                                                                                      From inception on
                                                       Year ended               Year ended          December 18, 1992 to
                                                    December 31, 1999         December 31,1998        December 31, 1999
                                                    -----------------         ----------------         ---------------
NET REVENUES                                        $               -         $              -         $             -

COST OF REVENUES                                                    -                        -                       -
                                                    =================         ================         ===============

GROSS PROFIT                                                        -                        -                       -

GENERAL AND ADMINISTRATIVE
  EXPENSES                                                     93,368                      960                  98,989
                                                    -----------------         ----------------         ---------------

NET LOSS                                            $         (93,368)        $           (960)        $       (98,989)
                                                    =================         ================         ===============


NET LOSS PER SHARE, BASIC AND DILUTED               $           (0.01)        $              -         $         (0.01)
                                                    =================         ================         ===============

WEIGHTED AVERAGE SHARES OUTSTANDING,
    basic and diluted                                      16,436,763               11,250,000              16,436,763
                                                    =================         ================         ===============



See accompanying independent auditors' report and notes to financial statements.

                            PAGEACTIVE HOLDINGS, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)

                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                         Deficit
                                                                                        accumulated
                                                Common stock             Additional       during               Total
                                        -----------------------------      paid-in      development         stockholders'
                                             Shares        Amount          capital         stage              equity
                                        -------------  --------------   --------------  -------------      --------------
Issuance of common stock at inception
  on December 18, 1992 for cash
  (post 5:1 stock split)                   10,750,000  $        2,150   $        1,950  $                  $        4,100

Net loss for the period from inception
  on December 18, 1992 to
  December 31, 1997                                                                            (4,661)             (4,661)
                                        -------------  --------------   --------------  -------------      --------------

Balance at December 31, 1997               10,750,000           2,150            1,950         (4,661)               (561)

Net loss for the year ended
  December 31, 1998                                                                              (960)               (960)
                                        -------------  --------------   --------------  -------------      --------------

Balance at December 31, 1998               10,750,000           2,150            1,950         (5,621)             (1,521)

Issuance of common stock during
  private placement offering                8,378,920           8,379          410,567                            418,946

Stock options granted to officer                                                20,000                             20,000

Net loss for the year ended
  December 31, 1999                                                                           (93,368)            (93,368)
                                        -------------  --------------   --------------  -------------      --------------

Balance at December 31, 1999               19,128,920  $       10,529   $      432,517  $     (98,989)     $      344,057
                                        =============  ==============   ==============  =============      ==============


See accompanying independent auditors' report and notes to financial statements.

                            PAGEACTIVE HOLDINGS, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF CASH FLOWS

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS


                                                                                              From inception on
                                                         Year ended           Year ended     December 18, 1992 to
                                                      December 31, 1999    December 31,1998   December 31, 1999
                                                      -----------------    ----------------   -----------------
CASH FLOWS PROVIDED BY (USED FOR)
 OPERATING ACTIVITIES:
  Net loss                                                $ (93,368)          $    (960)          $ (98,989)
                                                          ---------           ---------           ---------

 ADJUSTMENTS TO RECONCILE NET LOSS TO NET
  CASH PROVIDED BY OPERATING ACTIVITIES -
   services in exchange for stock options                    20,000                --                20,000

INCREASE (DECREASE) IN LIABILITIES -
  accrued expenses                                            7,585                 960               9,106
                                                          ---------           ---------           ---------

          Total adjustments                                  27,585                 960              29,106
                                                          ---------           ---------           ---------

          Net cash used for operating activities            (65,783)               --               (69,883)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES -
  proceeds from issuance of common stock                    418,946                --               423,046
                                                          ---------           ---------           ---------


NET INCREASE IN CASH                                        353,163                --               353,163
CASH, beginning of period/year                                 --                  --                  --


CASH, end of period/year                                  $ 353,163           $    --             $ 353,163
                                                          =========           =========           =========




See accompanying independent auditors' report and notes to financial statements.

                            PAGEACTIVE HOLDINGS, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998


(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       ORGANIZATION:

              The Company was organized on December 18, 1992, under the laws of the State of Nevada as The Flintlock Company. The Company currently has no operations and in accordance with Statement of Financial Accounting Statement No. 7, is considered a development stage company.

              On January 9, 1996, the name of the Company was changed to the Old American Flintlock Company.

              On February 11, 1998, the name of the Company was changed to American Flintlock Company.

              On May 18, 1999, the name of the Company was changed to PageActive Holdings, Inc.

       BUSINESS ACTIVITY:

              The Company's plan is to seek, investigate, and if such investigation warrants, acquire an interest in one or more business opportunities presented to it by individuals and other companies desiring the perceived advantages of a publicly held corporation. As of February 25, 2000, the Company has no plan, proposal, agreement, understanding, or arrangement to acquire or merge with any specific business or company, and the Company has not identified any specific business or company for investigation and evaluation.

       USE OF ESTIMATES:

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       CASH:

              EQUIVALENTS

              For purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

              CONCENTRATION

              The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

See accompanying independent auditors' report.

                            PAGEACTIVE HOLDINGS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

       INCOME TAXES:

       The Company uses the liability method of accounting for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." Deferred income tax assets result from temporary differences when certain amounts are deducted for financial statement purposes and when they are deducted for income tax purposes.

       The principal temporary difference is the federal net operating loss carryforwards, which was approximately $90,000 and immaterial at December 31, 1999 and 1998, respectively. A deferred tax asset has been provided and is completely offset by a valuation allowance because its utilization does not appear to be reasonably assured. Federal net operating loss carryforward starts to expire on December 31, 2018. In the event of a business combination, the utilization of the available net operating loss carryforward may be significantly limited.

       NET LOSS PER SHARE:

       The Company computes net loss per share following SFAS No. 128, "Earnings Per Share". Under the provisions of SFAS No. 128, basic net income (loss) per share is computed by dividing the net income (loss) available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares are not included in the computation of diluted loss per share for the periods presented because the effect would be anti-dilutive.

(2)    STOCKHOLDERS' EQUITY:

       On December 18, 1992, the Company issued 4,100,000 shares (pre-split of 5:1) of its $0.001 par value common stock in consideration for $4,100 in cash.

       On February 12, 1998, the State of Nevada approved the Company's restated Articles of Incorporation, which increased its capitalization from 5,000,000 common shares to 50,000,000 common shares. The par value of the common shares was unchanged at $0.001. In addition, the preferred shares were increased from 1,000,000 shares to 10,000,000 shares. The par value of the preferred shares was unchanged at $0.001.

       On May 14, 1999, shareholders tendered for no consideration and the corporation cancelled 1,950,000 shares of common stock, thus reducing the total issued and outstanding common stock of the corporation to 2,150,000 (prior to stock split of 5:1).

       On May 14, 1999, after the cancellation of 1,950,000 shares of common stock, the corporation forward split its common stock on a 5:1 basis, thus increasing the number of issued and outstanding common shares from 2,150,000 to 10,750,000.

       During May and June 1999, the Company sold 8,378,920 shares of restricted Rule 144 common stock for cash proceeds of $418,946, exempt from registration pursuant to Regulation D of the Securities and Exchange Act of 1933.

See accompanying independent auditors' report.

                            PAGEACTIVE HOLDINGS, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                     YEARS ENDED DECEMBER 31, 1999 AND 1998


(3)    RELATED PARTY TRANSACTIONS:

       GENERAL

       The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officer and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

       EMPLOYMENT AGREEMENT

       On May 20, 1999, the Company entered into an at-will employment agreement with its officer. Pursuant to this agreement, the Company will pay an annual salary of $60,000, payable in equal bi-weekly installments, and also pay a reasonable monthly automobile and medical insurance allowance. Additionally, the Company also granted 500,000 common stock options at an exercise price of $0.01 per share.


See accompanying independent auditors' report.

                            PAGEACTIVE HOLDINGS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

(4)    STOCK OPTIONS:

       Pursuant to an employment agreement with an officer, the Company granted 500,000 common stock options (fully exercisable in any increments) to acquire 500,000 shares of common stock at an exercise price of $0.01 per share.

       The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Accordingly, $20,000 has been recognized as compensation expense relating to the options granted during the year ended December 31, 1999.

       The number and weighted average exercise price of options granted during the year ended December 31, 1999 are as follows:

                                                               Number            Weighted Average
                                                             of Options           Exercise Price
                                                             ----------           --------------
           Outstanding at beginning of year                          -             $        -
           Outstanding at end of year                          500,000             $     0.01
           Exercisable at end of year                          500,000             $     0.01
           Granted during year                                 500,000             $     0.01
           Exercised during year                                     -             $        -

       Pro forma information regarding the effect on operations is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. Pro forma information using the Black-Scholes method at the date of grant based on the following assumptions:

           Expected life                                        5 Years
           Risk-free interest rate                                6.50%
           Dividend yield                                             -
           Volatility                                               70%

       This option valuation model requires input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of fair value of its employee stock options.

       For purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's proforma information is as follows:

                                                            December 31, 1999
                                                            -----------------
           Net loss, as reported                             $      (93,368)
           Proforma net loss                                 $      (98,368)
           Basic and diluted historical loss per share       $         (.01)
           Proforma basic and diluted loss per share         $         (.01)

See accompanying independent auditors' report.

                            PAGEACTIVE HOLDINGS, INC.

                 (FORMERLY KNOWN AS AMERICAN FLINTLOCK COMPANY)

                        (A DEVELOPMENT STAGE ENTERPRISE)



                        PREDECESSOR AUDITOR'S REPORT FOR

                              FINANCIAL STATEMENTS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

                    AND FOR THE YEAR ENDED DECEMBER 31, 1998

                           PAGE ACTIVE HOLDINGS, INC.
                      (FORMERLY AMERICAN FLINTLOCK COMPANY)
                          (A DEVELOPMENT STAGE COMPANY)


                              FINANCIAL STATEMENTS
                               September 30, 1999
                                December 31, 1998

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
ACCOUNTANT'S LETTER........................................................3

BALANCE SHEET - ASSETS.....................................................4

BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY.......................5

STATEMENT OF OPERATIONS..................................................6-7

STATEMENT OF STOCKHOLDERS' EQUITY..........................................8

STATEMENT OF CASH FLOWS.................................................9-10

NOTES TO FINANCIAL STATEMENTS..........................................11-14

                             BARRY L. FRIEDMAN, P.C.
                           CERTIFIED PUBLIC ACCOUNTANT

1582 TULITA DRIVE                                          OFFICE (702) 361-8414
LAS VEGAS, NEVADA 89123                                   FAX NO. (702) 896-0278

                          INDEPENDENT AUDITORS' REPORT

Board of Directors                                              October 25, 1999
Page Active Holdings, Inc.
Las Vegas, Nevada

         I have audited the accompanying Balance Sheets of PAGE ACTIVE HOLDINGS, INC. (FORMERLY AMERICAN FLINTLOCK COMPANY) (A Development Stage Company), as of September 30, 1999, and December 31, 1998, and the related statements of stockholders' equity for September 30, 1999, and December 31, 1998, and statements of operation and cash flows for the three months ending September 30, 1999, and September 30, 1998, for the nine months ended September 30, 1999, and September 30, 1998, and the two years ended December 31, 1998, and December 31, 1997, and the period December 8, 1992 (inception), to September 30, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the PAGE ACTIVE HOLDINGS, INC. (FORMERLY AMERICAN FLINTLOCK COMPANY) (A Development Stage Company), as of September 30, 1999, and December 31, 1998, and the related statements of stockholders' equity for September 30, 1999, and December 31, 1998, and statements of operation and cash flows for the three months ending September 30, 1999, and September 30, 1998, for the nine months ended September 30, 1999, and September 30, 1998, and the two years ended December 31, 1998, and December 31, 1997, and the period December 18, 1992 (inception), to September 30, 1999, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/  Barry L. Friedman
----------------------------
Barry L. Friedman
Certified Public Accountant

                           Page Active Holdings, Inc.

                      (Formerly American Flintlock Company)

                          (A Development Stage Company)


                                  BALANCE SHEET


                                     ASSETS

                                                   9 Mos. Ending                 Year Ended
                                                   Sept. 30, 1999               Dec. 31, 1998
                                                   --------------               -------------
CURRENT ASSETS                                $0                           $0
                                              -----------------------      ----------------------

         TOTAL CURRENT ASSETS                 $0                           $0
                                              -----------------------      ----------------------

OTHER ASSETS                                  $0                           $0
                                              -----------------------      ----------------------

         TOTAL OTHER ASSETS                   $0                           $0
                                              -----------------------      ----------------------


         TOTAL ASSETS                         $0                           $0
                                              -----------------------      ----------------------






    The accompanying notes are an integral part of these financial statements

                           Page Active Holdings, Inc.

                      (Formerly American Flintlock Company)

                          (A Development Stage Company)


                                  BALANCE SHEET


                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                       9 Mos. Ending                 Year Ended
                                                                       SEPT. 30, 1999               DEC. 31, 1998
                                                                       --------------               -------------
CURRENT LIABILITIES

         Officers Advances (Note #5)                               $              2,211         $              1,521
                                                                   -----------------------      ----------------------

TOTAL CURRENT LIABILITIES                                          $              2,211         $              1,521
                                                                   -----------------------      ----------------------


STOCKHOLDERS EQUITY (Note 4)

Preferred Stock, Par Value $0.001
Authorized 10,000,000 shares
Issued and outstanding at
September 30, 1999 - NONE                                          $                  0         $                  0

Common stock, $.001 par value
authorized 50,000,000 shares
issued and outstanding at
December 31, 1998 - 4,100,000 shares                                                                           4,100
September 30, 1999 - 10,750,000 shares                                           10,750

         Additional paid in Capital                                              -6,650                            0

         Accumulated loss                                                        -7,311                       -5,621
                                                                   -----------------------      ----------------------

TOTAL STOCKHOLDERS' EQUITY                                         $             -3,211         $             -1,521
                                                                   -----------------------      ----------------------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                                               $                  0         $                  0
                                                                   -----------------------      ----------------------


    The accompanying notes are an integral part of these financial statements

                           Page Active Holdings, Inc.

                      (Formerly American Flintlock Company)

                          (A Development Stage Company)


                             STATEMENT OF OPERATIONS

                                     3 Mos. Ended             3 Mos. Ended            9 Mos. Ended          9 Mos. Ended
                                     Sept. 30, 1999           Sept. 30, 1998          Sept. 30, 1999        Sept. 30, 1998
                                     --------------           --------------          --------------        --------------
REVENUE                              $                0       $                0      $               0     $               0
                                     ------------------       ------------------      -----------------     -----------------

EXPENSES
         General, Selling and
         Administrative              $            1,000       $                0      $           1,690     $             875
                                     ------------------       ------------------      -----------------     -----------------

         Amortization                                 0                        0                      0                     0
                                     ------------------       ------------------      -----------------     -----------------

         Total Expenses              $            1,000       $                0      $           1,690     $             875
                                     ------------------       ------------------      -----------------     -----------------

Net Profit/Loss (-)                  $           -1,000       $                0      $          -1,690     $            -875
                                     ------------------       ------------------      -----------------     -----------------

Net Profit/Loss (-)
per weighted share (Note #2)         $           -.0001       $              NIL      $          -.0002     $          -.0001
                                     ------------------       ------------------      -----------------     -----------------

Weighted average number of
common shares outstanding                    10,750,000               10,750,000             10,750,000            10,750,000
                                     ------------------       ------------------      -----------------     -----------------


    The accompanying notes are an integral part of these financial statements

                           Page Active Holdings, Inc.

                      (Formerly American Flintlock Company)

                          (A Development Stage Company)

                       STATEMENT OF OPERATIONS (CONTINUED)

                                                                                                       Dec. 18, 1993
                                                              Year Ended           Year Ended           (Inception)
                                                             Dec. 31, 1998        Dec. 31, 1997      to Sept. 30, 1999
                                                           ------------------   ------------------   ------------------
REVENUE                                                    $               0    $               0    $               0
                                                           -----------------    -----------------    -----------------

EXPENSES
         General, Selling and Administrative               $             960    $             561    $           7,166
                                                           -----------------    -----------------    -----------------

         Amortization                                                      0                   29                  145
                                                           -----------------    -----------------    -----------------

         Total Expenses                                    $             960    $             590    $           7,311
                                                           -----------------    -----------------    -----------------

Net Profit/Loss (-)                                        $            -960    $            -590    $          -7,311
                                                           -----------------    -----------------    -----------------

Net Profit/Loss (-) per weighted
share (Note #2)                                            $          -.0001    $          -.0001    $          -.0007
                                                           -----------------    -----------------    -----------------

Weighted average number of common
shares outstanding                                                10,750,000           10,750,000           10,750,000
                                                           -----------------    -----------------    -----------------


    The accompanying notes are an integral part of these financial statements

                           Page Active Holdings, Inc.

                      (Formerly American Flintlock Company)

                          (A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                            Additional    Accumu-
                                    Common       Stock       paid-in      lated
                                    Shares       Amount      Capital      Deficit
                                  ----------   ----------   ----------   ---------
Balance,
December 31, 1996                  4,100,000   $    4,100   $        0   $  -4,071

Net loss, Year Ended
December 31, 1997                                                             -590
                                  ----------   ----------   ----------   ---------
Balance
December 31, 1997                  4,100,000   $    4,100   $        0   $  -4,661

Net Loss Year Ended
December 31, 1998                                                             -960
                                  ----------   ----------   ----------   ---------
Balance
December 31, 1998                  4,100,000   $    4,100   $        0   $  -5,621

May 14, 1999
Cancellation of Shares            -1,950,000       -1,950       1,950

May 14, 1999
Forward Stock Split 5:1            8,600,000        8,600      -8,600

Net Loss
Jan. 1, 1999, to Sept. 30, 1999                                             -1,690
                                  ----------   ----------   ----------   ---------

Balance

September 30, 1999                10,750,000   $   10,750   $   -6,650   $  -7,311
                                  ----------   ----------   ----------   ---------


[Note: Auditor (Barry F.) did not record the Private Placement in May and June of 1999.]



    The accompanying notes are an integral part of these financial statements

                           Page Active Holdings, Inc.

                      (Formerly American Flintlock Company)

                          (A Development Stage Company)

                             STATEMENT OF CASH FLOW

                                       3 Mos. Ended           3 Mos. Ended           9 Mos. Ended          9 Mos. Ended
                                      Sept. 30, 1999         Sept. 30, 1998         Sept. 30, 1999        Sept. 30, 1998
                                   ---------------------    ------------------    -------------------   -------------------
Cash Flow from
Operating Activities
Net Loss                           $           -1,000       $               0     $           -1,690    $            -875

Adjustment to reconcile Net Loss
to Net Cash provided by
Operating Activities

Amortization                                        0                       0                      0                    0

Changes in Assets and
Liabilities

Organization Costs                                  0                       0                      0                    0

Increase in current Liabilities

Officers Advances                               1,000                       0                  1,690                  875
                                   ------------------       -----------------     ------------------    -----------------

Net Cash Used in
Operating Activities               $                0       $               0     $                0    $               0
                                   ------------------       -----------------     ------------------    -----------------

Cash Flows from
Investing Activities                                0                       0                      0                    0

Cash Flows from                                     0                       0                      0                    0
                                   ------------------       -----------------     ------------------    -----------------
Financing Activities
Issuance of Common Stock                            0                       0                      0                    0
                                   ------------------       -----------------     ------------------    -----------------

Net increase (decrease) in cash    $                0       $               0     $                0    $               0

Cash, beginning of period                           0                       0                      0                    0
                                   ------------------       -----------------     ------------------    -----------------

Cash, end of period                $                0       $               0     $                0    $               0
                                   ------------------       -----------------     ------------------    -----------------



    The accompanying notes are an integral part of these financial statements

                           Page Active Holdings, Inc.

                      (Formerly American Flintlock Company)

                          (A Development Stage Company)

                       STATEMENT OF CASH FLOWS (CONTINUED)

                                                                                         Dec. 18, 1992
                                                Year Ended           Year Ended         (Inception) to
                                              Dec. 31, 1998        Dec. 31, 1997        Sept. 30, 1999
                                            -------------------  -------------------   ------------------
Cash Flow from
Operating Activities
Net Loss                                    $             -960   $             -590    $          -7,311

Adjustment to reconcile
Net Loss to Net Cash
provided by
Operating Activities

Amortization                                                 0                   29                  145

Changes in Assets and Liabilities

Organization Costs                                           0                    0                 -145

Increase in Current Liabilities                            960                  561                3,211
                                            ------------------   ------------------    -----------------

Net cash used in Operating Activities       $                0   $                0    $          -4,100

Cash Flows from Investing Activities                         0                    0                    0

Cash Flows from Financing Activities
Issuance of Common Stock                                     0                    0                4,100
                                            ------------------   ------------------    -----------------
Net Increase (Decrease)
in Cash                                     $                0   $                0    $               0

Cash, beginning of period                                    0                    0                    0
                                            ------------------   ------------------    -----------------

Cash, end of period                         $                0   $                0    $               0
                                            ------------------   ------------------    -----------------

    The accompanying notes are an integral part of these financial statements

                           Page Active Holdings, Inc.

                      (Formerly American Flintlock Company)

                          (A Development Stage Company)



                          NOTES TO FINANCIAL STATEMENTS

                    September 30, 1999, and December 31, 1998


NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

       The Company was organized December 18, 1992, under the laws of the State of Nevada as The Flintlock Company. The Company currently has no operations and in accordance with SFAS #7, is considered a development company.

       On January 9, 1996, the name of the Company was changed to The Old American Flintlock Company.

       On February 11, 1998, the name of the Company was changed to American Flintlock Company.

       On May 18, 1999, the name of the Company was changed to Page Active Holdings, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       ACCOUNTING METHOD

              The Company records income and expenses on the accrual method.

       ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

       CASH AND EQUIVALENTS

              The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of September 30, 1999.

                           Page Active Holdings, Inc.

                      (Formerly American Flintlock Company)

                          (A Development Stage Company)


       INCOME TAXES

              Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

       ORGANIZATION COSTS

              Costs incurred to organize the Company were amortized on a straight-line basis over a sixty-month period.

       LOSS PER SHARE

              Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share." Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of September 30, 1999, the Company had no dilative common stock equivalents such as stock options.

       YEAR END

              The Company has selected December 31st as its year-end.

       YEAR 2000 DISCLOSURE

              The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities. Since the Company currently has no operating business and does not use any computers, and since it has no customers, suppliers or other constituents, there are no material Year 2000 concerns.

NOTE 3 - INCOME TAXES

       There is no provision for income taxes for the period ended September 30, 1999, due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations. The Company's total deferred tax asset as of December 31, 1998, is as follows:

              Net operation loss carry forward      $ 5,621
              Valuation allowance                                    $ 5,621

              Net deferred tax asset                                 $     0

       The federal net operating loss carry forward will expire in various amounts from 2012 and 2018.

       This carry forward may be limited upon the consummation of a business combination under IRC Section 381.

                           Page Active Holdings, Inc.

                      (Formerly American Flintlock Company)

                          (A Development Stage Company)


NOTE 4 - STOCKHOLDERS' EQUITY

       COMMON STOCK

       The authorized common stock of the corporation consists of 50,000,000 shares with a par value of $0.001 per share.

       PREFERRED STOCK

       The authorized preferred stock of the corporation consists of 10,000,000 shares with a par value of $0.001 per share.

       On December 12, 1992, the Company issued 4,100,000 shares of its $0.001 par value common stock in consideration of $4,100.00 in cash.

       On February 12, 1998, the State of Nevada approved the company's restated Articles of Incorporation, which increased its capitalization from 5,000,000 common shares to 50,000,000 common shares. The par value of the common shares was unchanged at $0.001. In addition, the preferred shares were increased from 1,000,000 shares to 10,000,000 shares. The par value of the preferred shares was unchanged at $0.001.

       On May 14, 1999, the corporation cancelled for no consideration, 1,950,000 shares of common stock, thus reducing the total issued and outstanding common stock of the corporation to 2,150,000.

       On May 14, 1999, the corporation forward split its common stock on a 5:1 basis, thus increasing the number of issued and outstanding common shares from 2,150,000 to 10,750,000.

                           Page Active Holdings, Inc.

                      (Formerly American Flintlock Company)

                          (A Development Stage Company)


NOTE 5 - GOING CONCERN

       The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. Until that time, the stockholders/officers and/or directors have committed to advancing the operating costs of the Company interest free if necessary.

NOTE 6 - RELATED PARTY TRANSACTION

       The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 7 - WARRANTS AND OPTIONS

       There are no warrants or options outstanding to acquire any additional shares of common stock.